

11017791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35724 |

## FACING PAGE
**Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__

                                   MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER:    INVESTMENT ARCHITECTURES, INC.

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     34 Petaluma Blvd., North

| | FIRM I.D. NO. |
|---|---|

(No. and Street)

Petaluma                              CA                             94952

             (City)                              (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   David Haddock                                           (707) 763-7861

                                                                            (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

                                (Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103            Iselin                    NJ                 08830

      (Address)                              (City)                      (State)                (Zip Code)

**CHECK ONE:**

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____David Haddock_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Investment Architectures, Inc._____ , as of ____December 31_____ , 20__10____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✗ (o) Supplemental Report of Independent Auditors on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

Signature of Document Signer No. 1          Signature of Document Signer No. 2 (if any)

State of California

County of _SONOMA_

Subscribed and sworn to (or affirmed) before me

on this 24 day of FEBRUARY, 20 11,
        Date        Month      Year
by

(1)_____DAVID HADDOCK_____,
           Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

~~(and~~

(2)_____,
           Name of Signer

~~proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)~~

Signature _____
           Signature of Notary Public

**ANTHONY DUCKWORTH**
Commission # 1905072
Notary Public - California
Sonoma County
My Comm. Expires Sep 23, 2014

Place Notary Seal Above

─────────────── *OPTIONAL* ───────────────

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

INVESTMENT ARCHITECTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

# INVESTMENT ARCHITECTS, INC.

CONTENTS



# ACSB

## Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
**Investment Architects, Inc.**

We have audited the accompanying statement of financial condition of **Investment Architects, Inc.** (the "Company"), as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Investment Architects, Inc.** as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Acquavella, Chiarelli, Shuster, Berkower & Co., LLP*

Iselin, New Jersey
February 24, 2011

---

New York • New Jersey • San Francisco • Los Angeles • Cayman Islands

# INVESTMENT ARCHITECTS, INC.

## STATEMENT OF FINANCIAL CONDITION

|  | December 31, 2010 |
|---|---|

### ASSETS

| | |
|---|---|
| Cash | $ 130,452 |
| Deposits with clearing organization | 25,006 |
| Commissions receivable | 74,816 |
| Securities owned, at fair value | 30,759 |
| Prepaid expenses | 7,355 |
| Property and equipment, net of accumulated depreciation of $32,239 | 1,428 |
| Other assets | 575 |
| Total assets | $ 270,391 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Commissions payable | $ 70,260 |
| Accounts payable and accrued expenses | 5,777 |
| Total liabilities | 76,037 |
| Stockholders' equity | |
| Common stock, no par value, 1,000 shares authorized, 540 issued and outstanding | 7,500 |
| Retained earnings | 186,854 |
| Total stockholders' equity | 194,354 |
| Total liabilities and stockholders' equity | $ 270,391 |

See accompanying notes to financial statements.

# INVESTMENT ARCHITECTS, INC.

## STATEMENT OF OPERATIONS

| | Year Ended December 31, 2010 |
|---|---|
| **Revenues** | |
| Commissions | $ 2,127,138 |
| Net gain from principal transactions | 5,083 |
| Other income | 8,641 |
| Total revenues | 2,140,862 |
| **Expenses** | |
| Commissions | 1,832,661 |
| Compensation, payroll taxes and benefits | 124,701 |
| Occupancy and equipment rental | 13,151 |
| Subscriptions | 33,927 |
| Insurance | 42,649 |
| Licenses and permits | 8,217 |
| Professional fees | 6,458 |
| Office | 6,812 |
| Communications | 10,312 |
| Depreciation | 1,623 |
| Other | 43,674 |
| Total expenses | 2,124,185 |
| **Income before income taxes** | 16,677 |
| **Provision for income taxes** | (800) |
| **Net income** | $ 15,877 |

See accompanying notes to financial statements.

# INVESTMENT ARCHITECTS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| | **Year Ended December 31, 2010** | | |
| **Balance,** beginning of year | $ 7,500 | $ 170,977 | $ 178,477 |
| **Net income** | - | 15,877 | 15,877 |
| **Balance,** end of year | $ 7,500 | $ 186,854 | $ 194,354 |

See accompanying notes to financial statements.

4

# INVESTMENT ARCHITECTS, INC.

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2010 |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 15,877 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation | 1,623 |
| Changes in operating assets and liabilities: | |
| Securities owned, at fair market value | (4,993) |
| Commissions receivable | (4,662) |
| Prepaid expenses | 4,161 |
| Accounts payable and accrued expenses | (12,726) |
| Commissions payable | 5,016 |
| **Net cash provided by operating activities** | 4,296 |
| **Net change in cash** | 4,296 |
| **Cash, beginning of year** | 126,156 |
| **Cash, end of year** | $ 130,452 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid during the year for income taxes | $ 800 |

See accompanying notes to financial statements.

5

### 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Investment Architects, Inc. (the "Company"), was incorporated in the State of California on September 28, 1984. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an independently owned full service broker dealer whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds and/or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Fund's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Commissions*

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 years) of the related assets.

*Fair Value - Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Fund uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Fund. Unobservable inputs reflect the Fund's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

**1. Nature of Operations and Summary of Significant Accounting Policies (Continued)**

*Fair Value - Definition and Hierarchy (Continued)*

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Fund's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Fund uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. All securities owned by the Company were categorized as Level 1 in the fair value hierarchy at December 31, 2010.

*Securities Valuation*

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on NASDAQ national market at their last sales price. Investments in common stocks are categorized as Level 1 in the fair value hierarchy.

*Income Taxes*

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending member's equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010

## 2. Deposits with Clearing Organization

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

## 3. Provision for Income Taxes

The income tax provision consists of the California Franchise Tax Board minimum tax of $800.

## 4. Property and Equipment

Property and equipment are recorded at cost and summarized by major classifications as follows:

| | | |
|---|---|---|
| Furniture and Fixtures | $ | 3,014 |
| Computer and equipment | | 30,653 |
| Less: Accumulated depreciation | | (32,239) |
| | $ | 1,428 |

Depreciation expense for the year ended December 31, 2010 was $1,623.

## 5. Occupancy

The Company has leased its facilities on a month to month basis payable at a rate of $1,200 per month until June 1, 2010. The rent expense and occupancy costs were $6,000 for the year ended December 31, 2010.

As of June 1, 2010, the Company is occupying its office space at no cost.

## 6. Risk Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

## 7. Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company had net capital of $173,532, which was $168,460 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

## 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.

# INVESTMENT ARCHITECTS, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

|  |  | December 31, 2010 |
|---|---|---|
| **Total stockholders' equity** |  | $ 194,354 |
| **Deductions** |  |  |
| Non-allowable assets: |  |  |
| Commissions receivable | $ 11 |  |
| Prepaid expenses | 7,355 |  |
| Property and equipment, net | 1,428 |  |
| Other assets | 575 |  |
|  |  | 9,369 |
| **Net capital before haircuts** |  | 184,985 |
| **Less:** |  |  |
| Haircuts on securities | 4,614 |  |
| Undue concentration | 1,839 |  |
| Fidelty bond | 5,000 |  |
|  |  | (11,453) |
| **Net capital** |  | $ 173,532 |
| **Aggregate indebtedness** |  |  |
| Accounts payable and accrued expenses | 5,777 |  |
| Commissions payable | 70,260 |  |
|  |  | 76,037 |
| **Computation of net capital requirements** |  |  |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) |  | $ 5,072 |
| **Excess net capital** |  | $ 168,460 |
| **Ratio of aggregate indebtedness to net capital** |  | 43.82% |

The following is a reconciliation of the net capital above and the net capital per Form X-17A-5, Part II-A filing as of December 31, 2010:

| | |
|---|---|
| Net capital, as reported in the Company's | |
| Part II (unaudited) FOCUS report | $ 179,294 |
| Prepaid expenses - membership renewal | (7,355) |
| Depreciation expense | 1,623 |
| Other assets | 90 |
| Other income | (135) |
| Haircuts on securities position (including undue concentration) | 15 |
| Net capital per above | 173,532 |
| Aggregate indebtedness as reported in the Company's | |
| Part II (unaudited) FOCUS report | 70,260 |
| Aggregate indebtedness, as reported herein | 76,037 |

INVESTMENT ARCHITECTS, INC.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2010



# ACSB   Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com



330 7ᵗʰ Avenue
Suite 202
New York, NY 10001
212.867.1319

### SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Board of Directors of
**Investment Architects, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of **Investment Architects, Inc.** (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York   •   New Jersey   •   San Francisco   •   Los Angeles   •   Cayman Islands

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Acquavella, Chiarelli, Shuster, Berkower & Co., LLP*

Iselin, New Jersey
February 24, 2011

INVESTMENT ARCHITECTS, INC.

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010



# ACSB

## Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

## INDEPENDENT ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
## ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
**Investment Architects, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by **Investment Architects, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Investment Architects, Inc.** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i)     Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii)    Compared the amounts reported on the audited Form X-17A-5 for the period beginning January 1, 2010 and ending December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv)    Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Acquavella, Chiarelli, Shuster, Berkower & Co., Ltd*

Iselin, New Jersey
February 24, 2011

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New York   •   New Jersey   •   San Francisco   •   Los Angeles   •   Cayman Islands

# INVESTMENT ARCHITECTS, INC.

## SCHEDULE OF SECURITIES INVESTOR PROTECTION
## CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2010

|  | Date Paid or Filed | Payments Made | Annual Assessment Per Report |
|---|---|---|---|
| SIPC-6 general assessment for the first half of the year ended December 31, 2010 | August 12, 2010 | $ 482 | $ 482 |
| SIPC-7 general assessment for the fiscal year ended December 31, 2010 | February 26, 2010 | 395 | 395 |
|  |  | $ 877 | $ 877 |

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Pursuant to Securities and Exchange Commission Rule 17a-5(e)(4)

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